Exhibit 5.1

Home Inns & Hotels Management Inc.

400 Tian Yao Qiao Road

Shanghai 200030

People’s Republic of China

29 December 2006

Dear Sirs

Home Inns & Hotels Management Inc.

We have examined the Registration Statement on Form S-8 to be filed by Home Inns & Hotels Management Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), with the Securities and Exchange Commission (the “Registration Statement”), relating to the registration under the Securities Act of 1933, as amended, of an amount of Ordinary Shares of par value US$0.005 each in the capital of the Company (the “Shares”) for issuance pursuant to the following plans (the “Plans”):

(i)	the Company’s Employees’ Stock Option Plan; and

(ii)	the Company’s 2006 Share Incentive Plan.

As Cayman Islands counsel to the Company, we have examined the corporate authorisations of the Company in connection with the Plans and the issue of the Shares by the Company and have assumed that the Shares will be issued in accordance with the Plans and the resolutions authorising their issue.

It is our opinion that, subject to there being sufficient authorised but unissued shares in the share capital of the Company for the issue of the Shares, the Shares to be issued by the Company have been duly and validly authorised, and (1) when issued, sold and fully paid for in the manner described in the Plans and in accordance with the resolutions adopted by the Board of Directors of the Company, and provided further that such Shares are not issued at a price per Share that is less than the nominal or par value of such Share, and (2) when appropriate entries have been made in the Register of Members of the Company, will be legally issued, fully paid and non-assessable.

We consent to the use of this opinion as an exhibit to the Registration Statement and further consent to all references to us in the Registration Statement and any amendments thereto.

Yours faithfully

/s/ MAPLES and CALDER